SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                    GSV, INC.
                                    ---------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   36230D 20 6
                                   -----------
                                 (CUSIP Number)

                              Ralph W. Norton, Esq.
                               Davis & Gilbert LLP
                                  1740 Broadway
                            New York, New York 10019
                                 (212) 468-4800
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 21, 2003
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

-----------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 10 Pages)

----------------------------
CUSIP No. 36230D 20 6       |         13D/A
-------------------------------------------------------------------------------
1    |       NAMES OF REPORTING PERSONS
     |       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     |
     |                        Polystick U.S. Corp.
     |                               13-4078488
-------------------------------------------------------------------------------
2    |       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) |_|
     |
     |                                                              (b) |_|
-------------------------------------------------------------------------------
3    |       SEC USE ONLY
     |
-------------------------------------------------------------------------------
4    |       SOURCE OF FUNDS:
     |                                 OO
-------------------------------------------------------------------------------
5    |       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     |       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 |_|
     |
-------------------------------------------------------------------------------
6    |       CITIZENSHIP OR PLACE OF ORGANIZATION:
     |                              New York
-------------------------------------------------------------------------------
                      | 7  |    SOLE VOTING POWER:
                      |    |
                      |    |                  NONE (SEE ITEM 5)
                      | -------------------------------------------------------
      NUMBER OF       | 8  |    SHARED VOTING POWER:
        SHARES        |    |
     BENEFICIALLY     |    |                  6,850,000 (SEE ITEM 5)
       OWNED BY       | -------------------------------------------------------
         EACH         | 9  |    SOLE DISPOSITIVE POWER:
      REPORTING       |    |
     PERSON WITH      |    |                  NONE (SEE ITEM 5)
                      | -------------------------------------------------------
                      | 10 |    SHARED DISPOSITIVE POWER:
                      |    |
                      |    |                  6,850,000 (SEE ITEM 5)
-------------------------------------------------------------------------------
11   |       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     |
     |                               6,850,000 (SEE ITEM 5)
-------------------------------------------------------------------------------
12   |       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     |       SHARES:                                               |_|
     |
-------------------------------------------------------------------------------
13   |       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     |
     |       79.3% (SEE ITEM 5)
-------------------------------------------------------------------------------
14   |       TYPE OF REPORTING PERSON:
     |                                 CO
-------------------------------------------------------------------------------



                              (Page 2 of 10 Pages)

----------------------------
CUSIP No. 36230D 20 6       |         13D/A
-------------------------------------------------------------------------------
1    |       NAMES OF REPORTING PERSONS
     |       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     |
     |                        RT Sagi Holding Ltd.
     |                                N/A
-------------------------------------------------------------------------------
2    |       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) |_|
     |
     |                                                              (b) |_|
-------------------------------------------------------------------------------
3    |       SEC USE ONLY
     |
-------------------------------------------------------------------------------
4    |       SOURCE OF FUNDS:
     |                                 OO
-------------------------------------------------------------------------------
5    |       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     |       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 |_|
     |
-------------------------------------------------------------------------------
6    |       CITIZENSHIP OR PLACE OF ORGANIZATION:
     |                              Israel
-------------------------------------------------------------------------------
                      | 7  |    SOLE VOTING POWER:
                      |    |
                      |    |                  NONE (SEE ITEM 5)
                      | -------------------------------------------------------
      NUMBER OF       | 8  |    SHARED VOTING POWER:
        SHARES        |    |
     BENEFICIALLY     |    |                  6,850,000 (SEE ITEM 5)
       OWNED BY       | -------------------------------------------------------
         EACH         | 9  |    SOLE DISPOSITIVE POWER:
      REPORTING       |    |
     PERSON WITH      |    |                  NONE (SEE ITEM 5)
                      | -------------------------------------------------------
                      | 10 |    SHARED DISPOSITIVE POWER:
                      |    |
                      |    |                  6,850,000 (SEE ITEM 5)
-------------------------------------------------------------------------------
11   |       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     |
     |                               6,850,000 (SEE ITEM 5)
-------------------------------------------------------------------------------
12   |       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     |       SHARES:                                               |_|
     |
-------------------------------------------------------------------------------
13   |       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     |
     |       79.3% (SEE ITEM 5)
-------------------------------------------------------------------------------
14   |       TYPE OF REPORTING PERSON:
     |                                 CO
-------------------------------------------------------------------------------



                              (Page 3 of 10 Pages)

----------------------------
CUSIP No. 36230D 20 6       |         13D/A
-------------------------------------------------------------------------------
1    |       NAMES OF REPORTING PERSONS
     |       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     |
     |                        Sagi Matza
     |
-------------------------------------------------------------------------------
2    |       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) |_|
     |
     |                                                              (b) |_|
-------------------------------------------------------------------------------
3    |       SEC USE ONLY
     |
-------------------------------------------------------------------------------
4    |       SOURCE OF FUNDS:
     |                                 OO
-------------------------------------------------------------------------------
5    |       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     |       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 |_|
     |
-------------------------------------------------------------------------------
6    |       CITIZENSHIP OR PLACE OF ORGANIZATION:
     |                              Israel
-------------------------------------------------------------------------------
                      | 7  |    SOLE VOTING POWER:
                      |    |
                      |    |                  NONE (SEE ITEM 5)
                      | -------------------------------------------------------
      NUMBER OF       | 8  |    SHARED VOTING POWER:
        SHARES        |    |
     BENEFICIALLY     |    |                  6,850,000 (SEE ITEM 5)
       OWNED BY       | -------------------------------------------------------
         EACH         | 9  |    SOLE DISPOSITIVE POWER:
      REPORTING       |    |
     PERSON WITH      |    |                  NONE (SEE ITEM 5)
                      | -------------------------------------------------------
                      | 10 |    SHARED DISPOSITIVE POWER:
                      |    |
                      |    |                  6,850,000 (SEE ITEM 5)
-------------------------------------------------------------------------------
11   |       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     |
     |                               6,850,000 (SEE ITEM 5)
-------------------------------------------------------------------------------
12   |       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     |       SHARES:                                               |_|
     |
-------------------------------------------------------------------------------
13   |       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     |
     |       79.3% (SEE ITEM 5)
-------------------------------------------------------------------------------
14   |       TYPE OF REPORTING PERSON:
     |                                 IN
-------------------------------------------------------------------------------



                              (Page 4 of 10 Pages)

Item 1. Security and Issuer
        -------------------

        Item 1 is hereby amended in its entirety as follows:

        This Amendment No. 2 (this "Amendment") to the Statement on Schedule 13D dated June 1, 2002 (the "Schedule 13D") filed by Polystick U.S. Corp., a New York corporation ("Polystick"), relates to the common stock, par value $0.001 per share (the "Common Stock"), and the Series B Convertible Preferred Stock, par value $0.001 per share (the "Series B Preferred Stock"), of the Issuer. All capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 2. Identity and Background
        -----------------------

        Item 2 is hereby amended in its entirety as follows:

        (a) - (c), (f). This Schedule 13D is filed by Polystick, RT Sagi Holding Ltd., an Israeli corporation and the owner of Polystick ("RT Sagi"), and Sagi Matza, an Israeli citizen and the sole owner of RT Sagi and indirect owner of Polystick ("Matza" and, together with Polystick and RT Sagi, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Statement.

        The sole director and executive officer of each of RT Sagi and Polystick is Matza. Matza a citizen of Israel and a resident of California. RT Sagi's principal business purpose is to act as a holding company. The principal address of each of Polystick, RT Sagi and Matza is 752 Edge Lane, Los Altos, California 94024.

        (d), (e). During the past five years, none of the Reporting Persons, nor any of their directors, officers or controlling persons, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

        Item 3 is hereby amended to add the following:

        On July 21, 2003, Polystick entered into an Agreement and Plan of
Merger (the "Merger Agreement") with the Issuer, Cybershop, L.L.C., a New Jersey limited liability company and wholly-owned subsidiary of the Issuer ("Merger Sub"), and Polystick Oil & Gas, Inc., a Delaware corporation and a wholly-owned subsidiary of Polystick ("POGI"), pursuant to which, on the same day, POGI was merged into Merger Sub (the "Merger") and in consideration thereof the Issuer issued to Polystick 4,500,000 shares of Common Stock and 1,500,000 shares of Series B Preferred Stock.


                              (Page 5 of 10 Pages)

     Each share of Series B Preferred Stock is convertible at any time at the holder's option into a number of shares of Common Stock equal to $1.00 divided by the conversion price then in effect. The terms upon which the Series B Preferred Stock may be converted into Common Stock are set forth in the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock filed by the Issuer with the Secretary of State of the State of Delaware on July 18, 2003 (the "Certificate of Designations"), a copy of which is attached hereto as Exhibit D and is incorporated herein by reference. The conversion price is initially $1.00. As of July 18, 2003, the Convertible Preferred Stock owned by Polystick was convertible into 1,500,000 shares of Common Stock.

     No dividends are payable on the Series B Preferred Stock, except that in the event dividends are declared with respect to the Common Stock, each holder of shares of Series B Preferred Stock shall be entitled to receive an amount equal to the amount of dividends that would have been paid on the shares of Common Stock issuable upon conversion of such shares of Series B Preferred Stock had such shares of Series B Preferred Stock been converted into Common Stock immediately before such dividend was declared.

     Upon any Liquidation Event, as defined in the Certificate of Designations, the holders of the outstanding Series B Convertible Preferred Stock will be entitled, before any distribution or payment is made to any holder of Common Stock or any other Junior Stock (as defined in the Certificate of Designations), to be paid an amount equal to $1.00 per share plus the amount of any declared and unpaid dividends thereon. If upon any Liquidation Event the net assets of the Issuer distributable among the holders of the Series B Preferred Stock are insufficient to permit the payment in full of such preferential amount to the holders of the Series B Preferred Stock, then the entire net assets of the Issuer to be distributed to the holders of the Series B Preferred Stock will be distributed ratably among the holders of the Series B Preferred Stock in proportion to the amounts they otherwise would have been entitled to receive.

Item 4. Purpose of Transaction
        ----------------------

        Merger Agreement

        Upon consummation of the Merger, POGI was merged with and into Merger Sub, and Merger Sub continued as the surviving corporation and a wholly-owned subsidiary of the Issuer. Each share of POGI that was outstanding at the time of the Merger was cancelled and in consideration thereof the Issuer issued to Polystick 4,500,000 shares of Common Stock and 1,500,000 shares of Series B Preferred Stock.

        As a result of the Merger, the Issuer, through Merger Sub, has acquired an interest in a Texas limited liability company that is engaged in the business of oil and gas exploration and development in the State of Texas.

        Series B Preferred Stock

     The Certificate of Designations provides that so long as any shares of Series B Preferred Stock are outstanding, the Issuer shall not, without the written approval of the holders of at least a majority of the then-outstanding Series B Preferred Stock, increase the maximum number of

                              (Page 6 of 10 Pages)
directors constituting the Issuer's board of directors to more than seven. The Certificate of Designations also provides that, so long as any shares of Series B Preferred Stock are outstanding, the holders of the Series B Preferred Stock, voting separately as a class, shall be entitled to designate and elect three of the members of the Issuer's board of directors. Also, a vacancy in any directorship elected by the holders of the Series B Preferred Stock shall be filled only by vote or written consent of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock. The Series B Preferred Stock has no other voting rights except as provided by applicable law.

     Effective as of the consummation of the Merger, Matza, as the designee of Polystick, the holder of all of the outstanding shares of Series B Preferred Stock, was appointed to the Issuer's board of directors. Polystick may in the future elect two additional persons to the Issuer's board of directors, but has no present plans to do so.

     Other than as described in this Item 4, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

        (a), (b). Pursuant to Rule 13d-3, the Reporting Persons may be deemed to beneficially own an aggregate of 6,850,000 shares of Common Stock, which is approximately 79.3% of the Issuer's outstanding shares of Common Stock. This percentage is based on an aggregate of 8,640,090 shares of Common Stock outstanding, which consists of (i) 2,640,090 shares of Common Stock outstanding on May 15, 2003, (ii) the 4,500,000 shares of Common Stock acquired by Polystick in the Merger, and (iii) the 1,500,000 shares of Common Stock that underlie the Series B Preferred Stock acquired by Polystick in the Merger. Matza, as the owner and sole officer of RT Sagi and the indirect owner and sole officer of Polystick, has sole power to vote the stock owned by Polystick.

        (c). See the discussion of the Merger in Items 3 and 4 above.

        (d), (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to
        ------------------------------------------------------------------------
        Securities of the Issuer
        ------------------------

        Item 6 is amended in its  entirety  as  follows:

        Pursuant to the terms of Certificate of Designations, the Issuer's board of directors may not exceed seven persons, and Polystick, as the holder of all of the outstanding shares of Series B Preferred Stock, has the right to designate and elect three directors to the Issuer's board of directors. Effective as of the consummation of the Merger, Polystick appointed Matza to the Issuer's board of directors. Polystick may in the future appoint two additional persons to the Issuer's board of directors, but has no present plans to do so.


                              (Page 7 of 10 Pages)

Item 7. Material to be filed as Exhibits.
        ---------------------------------

        Item 7 is amended in its entirety as follows:

     A. Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(f) under the Exchange Act relating to the filing of this Statement.

     B Term sheet between the Reporting Person and the Issuer dated April 8, 2003 (incorporated by reference from Issuer's report on Form 8-K filed on April 9, 2003).

     C. Agreement and Plan of Merger dated as of July 21, 2003, by and among GSV, Inc., Cybershop L.L.C., Polystick Oil & Gas, Inc. and Polystick U.S. Corp. (incorporated by reference from the Issuer's Form 8-K filed on July 21, 2003).

     D. Form of Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock (incorporated by reference from the Issuer's Form 8-K filed on July 21, 2003).


                              (Page 8 of 10 Pages)

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 21, 2003                   POLYSTICK U.S. CORP


                                        By: /s/ Sagi Matza
                                            --------------
                                            Name:  Sagi Matza
                                            Title: President


                                        RT SAGI HOLDING LTD.


                                        By: /s/ Sagi Matza
                                            --------------
                                            Name:  Sagi Matza
                                            Title: President


                                        /s/ Sagi Matza
                                        ---------------
                                       Sagi Matza, on his own behalf


                              (Page 9 of 10 Pages)